

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 7, 2008

Via U.S. Mail

Merlin Bingham, Chief Executive Officer
Metalline Mining Company
1330 E. Margaret Avenue
Coeur d'Alene, ID 83815

> **Re:** **Metalline Mining Company**
> **Registration Statement on Form S-3**
> **Filed October 22, 2008**
> **File Number 333-154631**

Dear Mr. Bingham:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically:

1. Please provide us with an analysis supporting your determination that you meet the requirements to use Form S-3 for a primary offering.   However, if you determine that you are not eligible to use Form S-3 for a primary offering, please amend your filing onto a form that you are eligible to use.

2. Your filing indicates that you will be offering shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act.   Please note that if you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a delayed and continuous basis.   See Rule 415(a)(1)(x) under the Securities Act. Please amend your filing accordingly.

3.   The Calculation of Registration Fee table contains a footnote indicating that you are deferring payment of the registration fee and omitting required information in reliance upon Rule 456(b) and Rule 457(r) of the Securities Act. Please note that these rules pertain to securities offered pursuant to an automatic shelf registration statement. As you noted in your Request for Withdrawal of Registration Statement on Form S-3, File Number 333-154439, submitted on October 22, 2008, you are not eligible to use an automatic shelf registration statement and therefore cannot rely on Rule 456(b) and Rule 457(r). Please amend your filing accordingly.

For these reasons, we will not perform a detailed examination of the registration statement, and we will not issue any other comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tracey L. McNeil
Carmen Moncada-Terry

Via Facsimile
Theresa M. Mehringer, Esq.
(303) 796-2777